                                                                    EXHIBIT 99.3
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 1995

                                     or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                         to
                              ------------------------    --------------------

                       Commission file number 1-11073

                           FIRST DATA CORPORATION
--------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


             Delaware                                      47-0731996
------------------------------------             -------------------------------
  (State of other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                      Identification No.)


401 Hackensack Avenue, Hackensack, New Jersey                 07601
---------------------------------------------      -----------------------------
  (Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code:          (201) 525-4702
                                                      --------------------------

--------------------------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X    No
                                               -----     -----

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                          Outstanding at April 30, 1995
   ---------------------------------------       -----------------------------
   Common Stock (par value $.01 per share)            115,829,525 shares


                       THIS IS PAGE 1 OF 19 TOTAL PAGE

                             FIRST DATA CORPORATION

                                   FORM 10-Q

                                     INDEX




                                                                                              PAGE NO.
                                                                                              --------
Part I.          Financial Information

                 Consolidated Statement of Income--Three                                           1
                 months ended March 31, 1995 and 1994

                 Consolidated Balance Sheet--March 31, 1995                                        2
                 and December 31, 1994

                 Consolidated Statement of Cash Flows--Three                                       3
                 months ended March 31, 1995 and 1994

                 Notes to Consolidated Financial Statements                                      4-6

                 Management's Discussion and Analysis of
                 Financial Condition and Results of Operations                                  7-11

                 Independent Accountants' Review Report                                           12


Part II.         Other Information                                                                13


                             FIRST DATA CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                      --------------------------
                                                          1995          1994
                                                      ----------    ------------
REVENUES:
  Fee revenues, net                                     $383,341    $    334,048
  Fees related to sale of TRS financial
     instruments, net                                     54,170          41,772
                                                       ---------       ---------
            Total                                        437,511         375,820
                                                       ---------       ---------

EXPENSES:
  Human resources                                        174,333         150,445
  Equipment, supplies and facilities                      67,260          53,391
  Depreciation and amortization                           42,902          31,081
  Professional, advertising and other                     62,310          56,266
                                                       ---------       ---------
            Total                                        346,805         291,183
                                                       ---------       ---------

OPERATING INCOME                                          90,706          84,637

INTEREST EXPENSE                                          10,611          10,819
                                                       ---------       ---------

PRETAX INCOME                                             80,095          73,818

INCOME TAXES                                              29,883          30,116
                                                       ---------       ---------

NET INCOME                                            $   50,212      $   43,702
                                                       =========       =========


NET INCOME PER COMMON SHARE                           $     0.45      $     0.39
                                                       =========       =========


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                     111,826         111,631
                                                       =========       =========


CASH DIVIDENDS DECLARED PER COMMON SHARE              $     0.03      $     0.03
                                                       =========       =========


               See notes to consolidated financial statements.

                            FIRST DATA CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               ($ IN THOUSANDS)
                                 (UNAUDITED)

                                                                           MARCH 31,      DECEMBER 31,
                           ASSETS                                            1995             1994
                                                                       --------------   --------------
 Cash and cash equivalents                                             $       63,360   $      166,203
 Short-term investments                                                        94,093          197,134
 Proceeds including proceeds due from financial instruments sold            3,365,758        3,058,829
 Funds and funds due relating to merchant processing                          245,156               --
 Accounts receivable, less allowance: 1995, $7,165; 1994, $7,117              250,824          225,552
 Land, buildings and equipment at cost, net of depreciation:
        1995, $282,605; 1994, $262,590                                        341,301          303,294
 Deferred income taxes                                                         51,466           42,395
 Goodwill, net of amortization: 1995, $166,699; 1994, $154,783              1,616,656          866,505
 Other intangibles, net of amortization: 1995, $113,630; 1994, $100,016       348,611          296,339
 Other assets                                                                 267,171          263,193
                                                                       --------------   --------------
                                                                       $    6,644,396   $    5,419,444
                                                                       ==============   ==============
                LIABILITIES AND STOCKHOLDERS' EQUITY

 Drafts outstanding                                                    $       94,012   $      197,046
 Liabilities relating to financial instruments sold                         3,343,000        3,069,000
 Liabilities relating to merchant processing                                  210,242               --
 Short-term debt                                                              150,000           35,000
 Long-term debt                                                               611,489          474,680
 Accounts payable                                                              97,718           90,358
 Income taxes payable                                                          75,536           60,019
 Employee-related liabilities                                                  73,378           84,356
 Deferred revenue                                                              47,003           50,366
 Accrued and other liabilities                                                425,405          343,360
                                                                       --------------   --------------
           Total liabilities                                                5,127,783        4,404,185
                                                                       --------------   --------------
 Stockholders' equity:
       Common stock, par value $.01 per share,
            authorized 300,000,000 shares; issued 118,486,979
            shares in 1995 and 110,352,000 in 1994                              1,185            1,104
       Capital surplus                                                        861,039          412,779
       Net unrealized securities gains (losses)                                14,793           (6,611)
       Foreign currency translation adjustment                                (16,751)         (17,033)
       Retained earnings                                                      797,896          755,558
       Less treasury stock at cost, 2,899,751 shares in 1995
            and 2,710,360 in 1994                                            (141,549)        (130,538)
                                                                       --------------   --------------
          Total stockholders' equity                                        1,516,613        1,015,259
                                                                       --------------   --------------
                                                                       $    6,644,396   $    5,419,444
                                                                       ==============   ==============


                See notes to consolidated financial statements.

                             FIRST DATA CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                ($ IN THOUSANDS)
                                  (UNAUDITED)


                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                       --------------------------
                                                            1995         1994
                                                       -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                            $    50,212    $    43,702
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation                                              22,472         16,088
  Amortization  (1995 and 1994 include charges
   of $7,887 and $4,957, respectively, against revenues)    28,317         19,950
  Other non-cash credits, net                               (4,677)        (2,103)
  Changes in operating assets and liabilities:
   Short-term investments                                  103,041          8,571
   Proceeds including proceeds due from
     financial instruments sold                           (274,000)         3,000
   Funds and funds due relating to merchant processing      21,038             --
   Accounts receivable                                      (9,761)         5,642
   Other assets                                             13,524          1,735
   Drafts outstanding                                     (103,034)        (8,507)
   Liabilities relating to financial
     instruments sold                                      274,000         (3,000)
   Liabilities relating to merchant processing             (21,799)            --
   Accounts payable and other liabilities                  (35,855)        25,081
                                                       -----------    -----------
    Net cash provided by operating activities               63,478        110,159
                                                       -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of variable rate cap agreements                                 (28,850)
 Deferred contract costs                                   (28,993)        (8,873)
 Purchase of land, buildings and equipment                 (41,174)       (25,425)
 Acquisition-related expenditures                         (201,099)       (33,706)
 Divestitures                                               10,535            433
                                                       -----------    -----------
    Net cash used by investing activities                 (260,731)       (96,421)
                                                       -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in short-term debt, net                          115,000             --
 Principal payments of long-term debt                       (2,295)        (1,842)
 Proceeds from exercise of stock options                     7,040          1,700
 Purchase of treasury stock                                (22,405)        (9,391)
 Dividends paid                                             (3,226)        (3,307)
                                                       -----------    -----------
    Net cash provided (used) by financing activities        94,114        (12,840)
                                                       -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        296            382
                                                       -----------    -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (102,843)         1,280

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           166,203        298,041
                                                       -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD             $    63,360    $   299,321
                                                       ===========    ===========

                See notes to consolidated financial statements.

                             FIRST DATA CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1995
                                  (UNAUDITED)


1.       BASIS OF PRESENTATION

The consolidated financial statements of First Data Corporation (the Company or
FDC) should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1994. Significant accounting policies disclosed therein have not changed. Certain prior year amounts have been reclassified to conform to the current year presentation.

The consolidated financial statements are unaudited; however, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the consolidated financial position of the Company at March 31, 1995 and the consolidated results of its operations and cash flows for the three months ended March 31, 1995 and 1994. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.


2.       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Net income taxes paid during the three months ended March 31, 1995 were approximately $3.7 million. Net income taxes paid during the same period in 1994 were approximately $1.2 million, net of a $1.1 million refund from American Express Company. Interest paid during the three months ended March 31, 1995 and 1994 was approximately $13 million.


3.       ACQUISITION

On March 9, 1995, the Company completed the acquisition of CESI Holdings, Inc. and its subsidiary, Card Establishment Services Inc., (CES) a leading merchant transaction processor. CES was combined with the Company's U.S. transaction card processing unit to strengthen both front-end and back-office merchant transaction processing capabilities and is reflected in the accompanying financial statements from its date of acquisition.

A summary of the purchase price paid and the preliminary allocation thereof to liabilities assumed in excess of tangible assets acquired is as follows (thousands):

         Total consideration paid                       $539,709

         Liabilities assumed in excess of tangible
            assets acquired at fair value                205,065
                                                        --------

         Purchase price plus liabilities assumed
            in excess of tangible assets acquired       $744,774
                                                        ========

Of the total consideration paid, 8.1 million shares of FDC common stock were issued to CES shareholders valued at $419 million with an additional 0.6 million shares in the form of common stock options valued at approximately $27 million. The remainder of the consideration represents cash paid at the time of closing and acquisition costs. In conjunction with the CES acquisition, the Company provided cash of $76 million to CES to retire its outstanding indebtedness under its senior credit facility.

Of the purchase price plus liabilities assumed in excess of tangible assets acquired, approximately $725 million is being amortized over 30 years, with the remainder over a period of 10 years. This acquisition has been accounted for using the purchase method.

The unaudited pro forma financial information reflects the estimated effect on the Company of the CES acquisition as if it had occurred at the beginning of each of 1995 and 1994. The pro forma revenues, net income and net income per common share for the three months ending March 31, 1994 were (in thousands, except per share amounts) $422,558, $41,012 and $0.34, respectively. The pro forma revenues, net income and net income per common share for the three months ending March 31, 1995 were (in thousands, except per share amounts) $475,883, $45,525 and $0.39, respectively. The 1995 pro forma results reflect certain acquisition-related expenses, as well as start-up expenses associated with the bank alliance program.

Adjustments made in arriving at pro forma unaudited results of operations include the preliminary revaluation of CES assets to their fair value, reduced interest expense on existing debt due to lower borrowing rates of the Company, amortization of goodwill and related tax adjustments. The pro forma results do not, however, include any adjustments for cost savings or benefits from economies of scale that the Company believes would have been achieved had the transaction occurred at the beginning of each of 1995 and 1994. The pro forma financial information is presented for informational purposes and is not necessarily indicative of the future results of operations of the combined companies.

Pro forma results present revenues net of interchange and association fees. Interchange fees represent a standardized fee charged by the Visa and Mastercard credit card associations to compensate card issuing banks for the risk of transaction fraud, processing expenses and funding costs and are settled with the card issuing banks. Historically, CES presented its revenues on a gross basis. The Company believes it is appropriate to present revenues on a net basis on its consolidated financial statements as generally there is no risk to the Company associated with the interchange fees. If these fees were included in CES' revenues in the pro forma financial information above, revenues would increase by $142 million and $118 million for 1995 and 1994, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 1995 COMPARED TO QUARTER ENDED MARCH 31, 1994.

Revenues

The Company's consolidated first quarter 1995 revenues were $438 million, up 16 percent over $376 million in 1994. Excluding revenues from the cable services and hotel reservation businesses sold late in 1994, consolidated first quarter 1995 revenues increased 24 percent. The increased revenue came substantially from continued growth in its transaction card processing, payment instruments and mutual fund servicing businesses. Approximately 60 percent of the 1995 increase resulted from sales of enhanced services and new client signings with the remainder attributable to acquisitions, internal growth and expansion into adjacent markets in its financial sector businesses. Growth from acquisitions was attributable to Card Establishment Services, Inc. (CES), acquired on March 9, 1995, which contributed revenues of approximately $13 million. The Company's financial sector businesses, which include the transaction card processing, payment instruments, mutual fund servicing and receivables management businesses, represented approximately 80 percent of the Company's consolidated revenues and a slightly greater proportion of the Company's consolidated operating income in the first quarter 1995.

Worldwide transaction card processing revenues grew by approximately $69 million, or 43 percent, primarily due to increased card accounts and U.S. transactions processed, increased sales of enhanced services as well as the acquisition of CES. The volume of worldwide card and merchant transactions processed, excluding CES merchant transactions, increased 26 percent to 903 million in the 1995 first quarter compared with 717 million in the 1994 first quarter. The increase in card and merchant transactions processed is attributable to a 39 percent increase in the U.S. market. FDC's U.K. transaction card processing operations (FDRL) experienced a slight decline in transactions processed due to the internalization of merchant transaction processing by one of its major customers, which occurred in April 1994 and was anticipated at the time of the FDRL acquisition. The volume of worldwide card accounts processed increased to 95.1 million in the 1995 first quarter from
72.2 million in the 1994 first quarter due to the addition of new clients and internal growth in the U.S.

Revenues derived from the payment instruments business grew by $14 million over the 1994 first quarter. This growth was attributable to an increase in fee revenue associated with a 95 percent increase in MoneyGram(SM) service transactions processed, higher MoneyGram(SM) revenues resulting from conditions relating to Mexican exchange rates and the addition of the new official check business described below. There can be no assurance that the higher revenues resulting from the Mexican exchange rate environment will continue. This growth was partially offset by a decrease in net interest and dividend revenues derived from the investment portfolio owned by American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American

Express), principally due to an increase in variable rate commissions paid to selling agents. Payment instruments transactions processed increased 26 percent to 77 million in the first quarter 1995 compared with 61 million in the first quarter 1994 substantially due to the addition of the new official check business described below. The Company continued its aggressive MoneyGram(SM) service marketing campaign incorporating price promotions and advertising during the 1995 quarter.

Prior to 1994, FDC issued payment instruments solely under the TRS name. In 1994, the Company's payment instruments business began transitioning away from American Express to its own payment instruments. In conjunction with the March 1994 acquisition of a major financial institution's official check business (the new official check business), the Company began signing new official check agents as well as converting the acquired and new agents to its own payment instruments which generated an investment portfolio balance of approximately $1.2 billion at March 31, 1995. This is in addition to the investment portfolio of approximately $1.7 billion generated from the Company's sale of TRS payment instruments. As a result of the Company's transition to its own payment instruments, first quarter 1995 results include earnings on tax-exempt investments included in the Company's separate investment portfolio that did not exist in 1994. On a pretax equivalent basis, which is the basis of recognition of earnings on the portfolio owned by TRS, the Company's 1995 revenues, operating and pretax income and income taxes would have increased by $4.6 million.

Revenues from the mutual fund servicing business increased by 27 percent over the 1994 first quarter principally as a result of increased sales of enhanced services due to the new mutual fund administration business acquired in May 1994. On March 31, 1995, the Company acquired 440 Financial Group, which provides processing services to bank-managed mutual funds. As the Company continues to broaden its product offerings, the net asset value of mutual funds serviced is a more reflective indicator of the mutual fund servicing business in total. Mutual fund assets serviced increased 16 percent in the 1995 first quarter to $296 billion compared with $256 billion in the 1994 first quarter, excluding 440 Financial Group.

Revenues from the Company's receivables management business declined slightly from the 1994 first quarter. The Company continues to focus on this business and sees opportunities to further penetrate the market and offer these services to its existing customer base.

Revenues from the teleservices business increased slightly compared to the 1994 first quarter due to an increase in volume associated with the Company's computer-based interactive telephone service and other ancillary teleservices, partially offset by lower pricing and lower volumes partially attributable to further automation of operator services.


Revenues from the Company's health systems business decreased slightly from the 1994 first quarter. The Company does not anticipate growth in its health systems business until 1996, depending on the timing of development, testing and installation of new products.

Expenses

The Company's total operating expenses increased 19 percent to $347 million. Growth in volumes of transactions processed and the impact of sales of additional enhanced services resulted in higher systems development and programming, data processing and facilities costs. The Company also incurred additional product development and indirect costs relating to activities performed on behalf of new clients who have not yet been converted to the Company's systems. These costs represent enhancements of system functionality, upgrades of systems architecture and investments in additional system capacity. The Company's additional investment in hardware and operating systems and recently acquired businesses contributed substantially to the increase in depreciation and amortization.


Net Income and Earnings Per Share

The Company's consolidated net income increased 15 percent to $50 million in the first quarter 1995 compared with $44 million in the first quarter 1994. The Company's earnings per share increased 15 percent to $0.45 in the 1995 first quarter from $0.39 in the 1994 first quarter. The increase in net income came substantially from increased operating income due to continued growth in its two largest financial sector businesses. FDC's transaction card processing unit had strong growth in card accounts, transactions processed and sales of enhanced services, and its payment instruments business had growth primarily in its MoneyGram(SM) services. These increases were partially offset by declines at the teleservices and health systems businesses.

In 1995, the Company continues to expect revenues and net income to grow in excess of its long-term objective of 20 percent. After accounting for the newly-issued shares resulting from acquisitions, earnings per share for the year is expected to grow near the Company's objective of 20 percent. The conversions of new clients and the integration of CES are proceeding according to management's expectations.

LIQUIDITY AND CAPITAL RESOURCES

Total assets of the Company increased to $6.6 billion at March 31, 1995 from $5.4 billion at December 31, 1994. "Proceeds including proceeds due from financial instruments sold" increased by $307 million primarily due to the sale of the Company's own payment instruments in conjunction with the new official check business. "Goodwill" and "Other intangibles", net of amortization, increased by $802 million substantially due to the acquisition of CES. As a result of the newly-acquired CES merchant business, "Funds and funds due relating to merchant processing" represents amounts received and due from the issuing banks via card associations in connection with the normal merchant settlement process, while the related liability, "Liabilities relating to merchant processing", represents amounts due to merchants.

The Company increased its investing activities by $164 million over 1994. This was primarily due to higher acquisition-related expenditures largely attributable to the CES acquisition discussed below, an increase in deferred contract costs attributable to the signing and converting of clients to the Company's systems and higher capital expenditures for data processing equipment.

Cash flows from financing activities increased by $107 million, due to the draw down of $150 million against the Company's $400 million revolving credit facilities in March 1995 and higher proceeds from the exercise of stock options partially offset by higher purchases of treasury stock in 1995.

The Company's cash flows from operating activities decreased by $47 million as the result of higher net cash outflows attributable to changes in operating assets and liabilities partially offset by higher net income and non-cash charges.

In 1995, the Company repurchased approximately 434,000 shares of its common stock in the open market for approximately $22 million. These purchases are pursuant to a formal plan approved by FDC's Board of Directors in March 1995 for use in conjunction with certain employee benefit programs, as well as past and future acquisition-related payments. The Company is authorized to repurchase shares in numbers reasonably expected to be required for issuance within the two years following any purchase date in connection with the Company's employee benefit plans and may hold up to 3.0 million shares of its common stock, at any time, pursuant to this authorization.

On March 9, 1995, the Company completed the acquisition of CES, a leading merchant transaction processor, for approximately $540 million which includes the issuance of approximately 8.1 million shares of FDC common stock to CES shareholders valued at $419 million with an additional 0.6 million shares in the form of common stock options valued at aproximately $27 million. The remainder of the consideration represents cash paid at the time of closing and acquisition costs. In conjunction with the CES acquisition, the Company provided cash of $76 million to CES to retire its outstanding indebtedness under its senior credit facility. CES also had $125 million outstanding of publicly traded Senior Subordinated Notes (CES Notes). On March 14, 1995, the Company and CES commenced a tender offer for all of the outstanding CES Notes, due October 1, 2003. In April 1995, the Company repurchased and retired $125 million of CES Notes for $139 million which was funded by a draw down against the Company's revolving credit facilities.

The Company continues to pursue strategic alliance programs with bank clients offering them the opportunity to participate in the merchant relationships associated with the existing business of CES. Negotiations continue with several banks and the Company has signed six letters of intent; however, the transactions are complex and no transactions have yet closed. There can be no assurance with respect to the timing or likelihood of such transactions closing.

During the 1994 third quarter, the Company announced an agreement to purchase the merchant processing and point-of-sale unit of ENVOY Corporation (ENVOY). The agreement, subject to shareholder approval, requires a payment at closing of FDC common stock which is dependent upon the average stock price of FDC common stock (determined during a ten-day trading period prior to the effective date of the merger), but is designed to yield an aggregate value equal to $156 million if the average stock price is between $40 and $52 per share, and a higher aggregate value, up to $180 million, if the average stock price exceeds $52 per share. In addition, a contingent payment of up to $21 million in the form of FDC common stock will be due over a one- to three-year period if the ENVOY unit purchased attains certain performance objectives. ENVOY has scheduled a special meeting of its stockholders on June 6, 1995 to vote on the transaction. If such transaction is approved, the Company expects the merger to close as soon as possible after the stockholders' meeting. In connection with the ENVOY acquisition, the Company repurchased approximately 2.0 million shares of common stock in the 1994 fourth quarter to be used as a portion of the purchase payment.

The Company regularly considers acquisition opportunities as well as other forms of business combinations and divestitures. Historically, the Company has been involved in numerous transactions of various magnitudes, for consideration which has included cash or securities (including common stock) or combinations thereof. The Company continues to evaluate and pursue transaction opportunities as they arise. No assurance can be given with respect to the timing, likelihood or the financial or business effect of any possible transaction. The Company's future acquisition and investing activities are expected to rely on internally generated funds and the issuance of debt or equity securities or bank borrowings. The Company believes it has adequate internal and external financing available to meet anticipated liquidity needs.

                     Independent Accountants' Review Report

The Stockholders and Board of Directors
First Data Corporation

We have reviewed the accompanying consolidated balance sheet of First Data Corporation as of March 31, 1995, and the related consolidated statements of income and cash flows for the three-month periods ended March 31, 1995 and 1994. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of First Data Corporation as of December 31, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated February 3, 1995, we expressed an unqualified opinion on those consolidated financial statements.


                                                 Ernst & Young LLP
                                                 -----------------
                                                 ERNST & YOUNG LLP


New York, New York
May 8, 1995

                           PART II. OTHER INFORMATION

                             FIRST DATA CORPORATION


Item 6. Exhibits and Reports on Form 8-K:
        ---------------------------------

(a)     Exhibits:

        12         Computation of Ratio of Earnings to Fixed Charges

        15 Letter from Ernst & Young LLP Regarding Unaudited Interim Financial Information

(b) Reports filed on Form 8-K during the quarter for which this report is filed:

        (i) Item 5, Form 8-K, dated January 26, 1995, reporting the registrant's earnings for the year ended December 31, 1994.

        (ii)       Form 8-K dated March 23, 1995 reporting the following events:

                   Item 2, filing the March 9, 1995 press release announcing the completion of the registrant's acquisition of Card Establishment Services, Inc.

                   Item 5, filing the March 14, 1995 press release announcing the tender offer by CES of $125 million of its 10% Senior Subordinated Notes; and filing the March 15, 1995 press release announcing the authorization by the registrant's Board of Directors to repurchase shares and the declaration of a quarterly dividend of $.03 per share.

                   Item 7, filing financial statements of Card Establishment Services, Inc. for the six months ended December 31, 1994 and the year ended June 30, 1994; filing pro forma financial information for the registrant and CESI Holdings, Inc.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                      FIRST DATA CORPORATION
                                      ----------------------
                                           (Registrant)




Date:  May 9, 1995                    By WALTER M. HOFF
----------------------                   --------------------------

                                      Walter M. Hoff
                                      Executive Vice President -
                                      Chief Financial Officer
                                      (Principal Financial Officer)




Date:  May 9, 1995                    By CHERYL L. KING
----------------------                   ---------------------------

                                      Cheryl L. King
                                      Vice President and Controller
                                      (Principal Accounting Officer)